News for Immediate Release

Electrovaya Reports Q3 FY2022 Results

Revenue doubles year over year; more than $30m of firm purchase orders received in the quarter

Toronto, Ontario - August 11, 2022 - Electrovaya Inc. ("Electrovaya" or the "Company") (TSX: EFL; OTCQB: EFLVF), a leading lithium-ion battery technology and manufacturing company, today reported its financial results for the fiscal third quarter ended June 30, 2022 ("Q3 FY2022"). All dollar amounts are in U.S. dollars unless otherwise noted.

Financial Highlights:

● Revenue from Infinity Battery Technology Platform products in Q3 FY2022 was $4.3 million (C$5.4 million), compared to $1.9 million (C$3.7 million) in the fiscal third quarter ended June 30, 2021 ("Q3 FY2021"), an increase of approximately 124%.

● Sales are expected to grow to approximately $11million in the fourth quarter of the 2022 fiscal year ("Q4 FY 2022) as production ramps, barring unforeseen circumstances. Purchase orders received in Q3 FY2022 exceeded $30 million (C$38.6 million).

● Gross margin for Q3 FY2022 was 25%, compared to 37% for Q3 FY2021. This variance was due to a number of factors, including inflationary pressures on material costs, increased shipping and logistics costs, and foreign exchange movements. The Company has taken steps to reduce inflationary pressures such as early ordering of key components necessary for deliveries in 2022 and 2023 in order to lock in current prices. The Company also recently raised prices on its products to help maintain gross margins. On a sequential basis, gross margin for Q3 FY2022 was consistent with the second quarter of the 2022 fiscal year.

Business Highlights:

● In Q3 2022, the Company received over $30 million (CDN$38.4 million) of firm purchase orders excluding any blanket orders.

● In May 2022, the Company announced the appointment of Dr. Raj Das Gupta as Chief Executive Officer. Dr. Sankar DasGupta, the Company's co-founder and former CEO was appointed Executive Chairman.

● In June 2022, the Company announced the appointment of John Gibson as Chief Financial Officer.

● In July 2022, the Company announced the receipt of a battery purchase order through its OEM sales channel valued at approximately $11 million (CDN$14 million). The batteries will be used by a leading Fortune 100 company to power Materials Handling Electric Vehicles ("MHEVS's) in four distribution centers in the United States.

● The Company continues to believe the revenue for FY2022 will be approximately $21 million, driven primarily from the Infinity Battery Technology Platform products, barring unforeseen circumstances.

● In July 2022, the Company announced that its credit facility had been increased from C$14 million to C$16 million to support its sales growth.

Technology Highlights:

● In April 2022, the company announced that it completed UL's automotive battery safety certification (UL2580) for approximately 28 models of 48V lithium-ion batteries. Most of these models represent new product offerings, significantly increasing the Company's overall materials handling product lines.

● In April 2022, the Company announced promising performance results for its proprietary solid state hybrid battery (lithium metal) technology from its Electrovaya Labs division. Cycling results highlighted the potential of the technology to meet passenger automotive applications.

● In June 2022, the Company announced the receipt of a US patent for a unique battery electrode microstructure with superior distribution of active and non-active materials. The US Patent number is US11,355,744B2 and is titled Lithium Ion Battery Electrode with Uniformly Dispersed Electrode, Binder and Conductive Additive.

● The Company's Electrovaya Labs division has received support for a number of key R&D initiatives. To date, it has received approval for more than C$2 million of research support funding from the National Research Council of Canada Industrial Research Assistance Program (NRC-IRAP) and Next Generation Manufacturing Canada (NGen). Research support is for solid state batteries, novel electrode process and automated laser welding of high voltage modules.

Positive Financial Outlook

With purchase order volumes increasing, the Company's revenues are expected to continue to grow. We are anticipating revenues for FY2023 in excess of $42 million. This is double the expected revenue total of about $21 million for FY2022. However, there is a risk that supply chain disruptions could impact the timing of revenue. The Company has faced some production delays throughout the 2022 fiscal year due to specific component shortages or delays. Electrovaya has taken steps to mitigate supply chain issues and will continue to closely monitor the situation.

Impact of COVID-19 Pandemic and Global Supply Chain Challenges:

Electrovaya is an essential business and has operated without major interruption during the COVID-19 pandemic to date. The Company's customers include large global firms in industries such as e-commerce, grocery, manufacturing, and logistics that are continuing to provide critical services during this difficult period. The crisis has highlighted Electrovaya's important role in helping its customers execute mission-critical applications under challenging conditions.

Global supply chain challenges continue to impact the Company's supply chain from many of its vendors. Steps have been taken to mitigate supply chain interruptions, such as holding additional safety stocks, qualifying multiple vendors, and increasing emphasis on onshore supply. Management is monitoring the situation closely and taking corrective action to minimize disruptions as much as possible.

Selected Financial Information for the Quarters ended June 30, 2022 and 2021

Quarterly Results of Operations

(Expressed in thousands of U.S. dollars)

Summary Financial Position
(Expressed in thousands of U.S. dollars)

The Company's complete Financial Statements and Management Discussion and Analysis for the fiscal third quarter ended June 30, 2022 are available at www.sedar.com or on the Company's website at www.electrovaya.com.

Conference Call Details:

The Company will hold a conference call and webcast with slides on Thursday, August 11th at 5:00 pm Eastern Daylight Time (EDT), to discuss the June 30, 2022 quarter end financial results and to provide a business update.

● Toll-Free: 877-407-8291 / 201-689-8345

● Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=cSSVBize

To help ensure that the conference begins in a timely manner, please dial in 10 minutes prior to the start of the call.

For those unable to participate in the conference call, a replay will be available for two weeks beginning on August 11, 2022 through August 25, 2022. To access the replay, the U.S. dial-in number is (877) 660-6853 and the non-U.S. dial-in number is +1 (201) 612-7415. The replay conference ID is 13732191.

For more information, please contact:

Investor Contact:

Jason Roy

Director, Corporate Development and Investor Relations

Electrovaya Inc.

Telephone: 905-855-4618

Email: jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power.. Electrovaya is a technology-focused company with extensive IP, designs, develops, and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements relating to the deployment of the Company's products by the Company's customers and the timing for delivery thereof, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective" and "continue" (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to the purchase and deployment of the Company's products by the Company's customers and users, and the timing for delivery thereof, and levels of expected sales and expected further purchases and demand growth are based on an assumption that the Company's customers and users will deploy its products in accordance with communicated intentions, that the Company will be able to deliver the ordered products on a basis consistent with past deliveries, and the anticipation of the Company delivering Infinity Battery Technology Products in Q4 FY2022 on the present purchase order to meet FY 2022 revenue targets, anticipated revenues in FY 2023, gross margin and ability to increase prices to help maintain gross margins, ability to have production ramps of the Infinity Battery Technology Products in Q4 FY2022 and FY2023 to meet demand, are all based on assumptions by the company and its end users. Important factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business and on the Company's customers, economic conditions generally and their effect on consumer demand, labour shortages, supply chain constraints, the potential effect of COVID restrictions in Canada and internationally on the Company's ability to produce and deliver products, and on its customers' and end users' demand for and use of products, which effects are not predictable and may be affected by additional regional outbreaks and variants, and other factors which may cause disruptions in the Company's supply chain and Company's capability to deliver the products. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2021 under "Risk Factors", and in the Company's most recent annual Management's Discussion and Analysis under "Qualitative And Quantitative Disclosures about Risk and Uncertainties" as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

Revenue forecasts herein constitute future‐oriented financial information and financial outlooks (collectively, "FOFI"), and generally, are, without limitation, based on the assumptions and subject to the risks set out above under "Forward‐Looking Statements". Although management believes such assumptions to be reasonable, a number of such assumptions are beyond the Company's control and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. FOFI is provided for the purpose of providing information about management's current expectations and plans relating to the Company's future performance, and may not be appropriate for other purposes.

The FOFI does not purport to present the Company's financial condition in accordance with IFRS, and it is expected that there may be differences between actual and forecasted results, and the differences may be material. The inclusion of the FOFI in this news release disclosure should not be regarded as an indication that the Company considers the FOFI to be a reliable prediction of future events, and the FOFI should not be relied upon as such.